AR/S

MAR 31 2004

heragenics Corporation® 2003 Annual Report

04021799



# What's Next?

# What's next for Theragenics™? When your premium product cures* cancer, what do you do for an encore?

The Company has proved itself the best in the business at delivering its message directly to the men who need it most. It helped revolutionize Medicare reimbursement for its industry. And now it is looking to leverage the expertise used in the development of its core product to create new medical applications, while also seeking to exploit its world-class research and manufacturing capabilities through pioneering activities in fields beyond medicine.

*Cure is defined as 84% biochemical relapse-free survival at nine years.

*To talk about what's next for Theragenics™, Chairman, President and Chief Executive Officer M. Christine Jacobs and Chief Financial Officer and Treasurer James A. MacLennan sat down with Atlanta freelance writer Doug Monroe for a candid question-and-answer session. The executives shared their enthusiasm for the Company's future, its short- and long-term prospects, and their vision for diversifying the Company.*



**M. Christine Jacobs**
*Chairman, President and Chief Executive Officer*

### How would you characterize Theragenics'™ performance in 2003?

***MCJ:*** It was not our best revenue year. Our top-line revenue reflects the state of an industry that's in turmoil. Yet we've made sound investments in an effort to mitigate future challenges. Theragenics™ spent shareholders' money wisely this year. We addressed one of our largest challenges – Medicare reimbursement, a potentially major issue. We also made tremendous and well-received progress in the area of direct-to-consumer marketing.

***JM:*** We are a highly capital-intensive Company. When our sales drop below a certain point, our bottom-line profitability falls away sharply. When sales increase again, our bottom line ramps up equally quickly. This year was challenging for sales. But it didn't prevent us from doing the things we needed to do. Our balance sheet is strong – we have $66 million in cash to invest in our future. We also have a credit facility that would allow us to do what we need to do in order to diversify.

### What's next for your distributor relationships?

***MCJ:*** Our distributors operate in a very tough environment. In fact, several sources have suggested that the total number of brachytherapy procedures was flat to down last year. We have met with the senior management at both of our distributors. The lines of communication with our distributors remain open. They know exactly the performance we expect from them: increased revenue, increased activity and increased promotion of our product. Whether they do it or not remains to be seen. If they don't do it, Theragenics™ is prepared to step in.

### How will you do it yourself?

***MCJ:*** Look at the way we handled our challenges in 2003. Head-on, with first-class execution. The first was Medicare reimbursement, a big issue that needed to be addressed. And we did it. The second was to create our own direct sales force to work in conjunction with our distributors or alone. And we did that. Third was the direct-to-consumer program, which is unique in the industry. The program has two extremely pivotal parts. First is the advertising campaign, which involves magazine and radio ads. Second is the use of Telerx, the Merck-owned call center, staffed by medical professionals who are well-versed in brachytherapy. And, again, we executed this plan.

***JM:*** We spent more than five percent of revenues on our direct-to-consumer campaign. That's a strong number, and it reflects our commitment.

***MCJ:*** Yes, it does, and we are committed to continuing our campaign. We understand that our work is not done. We know this industry. We were one of two firms that started it, and we think we're better than anybody else at getting the message out. That is how I intend to get around any kind of issue, whether it's market-driven or distribution-driven.

**Weren't you concerned that your advertising was too controversial?**

***MCJ:*** No, I'm the one who pulled the trigger on the print ad with the diaper. I knew it was going to be controversial and that some people were going to get angry. But I also knew that when somebody did call and complain, I had an effective ad. We've heard from focus groups, patients and CEO friends of mine who were treated for prostate cancer with surgery, and they all said, "If I had only known about my choices." Well, one way to keep people from having regrets about their prostate cancer treatment choice is to make those ads so provocative that they stop people in their tracks. We have to get them thinking, get them to question the status quo, and educate them. That's exactly what that ad has done.

**What has been the response?**

***MCJ:*** We were showcased in *Entrepreneur Magazine* for creating a "powerful, compelling" ad. We also took the bold step of having Don Imus read our advertising live on his nationally syndicated radio show, and he did a good job of delivering the message. And our advertising efforts have produced great stories. A prostate cancer patient in Dallas, who was scheduled for surgery, was driving along and heard our radio ad. He pulled over, took down the 1-800 number, called the TheraSeed® Prostate Cancer Information Center from his cell phone



**James A. MacLennan**
*Chief Financial Officer & Treasurer*

***"That's why I'm thrilled about our future, because we believe we are the only one in the industry with the kind of understanding and skills to efficiently and effectively communicate directly with consumers ... the ultimate decision-makers in this sell cycle."***

and spoke with one of our oncology nurses. The next thing you know, he cancelled his surgery in favor of brachytherapy treatment with TheraSeed®.

**What's next for your direct-to-consumer marketing program?**

***MCJ:*** I have assembled a team of highly motivated consultants in public relations, advertising and marketing to get to the consumer. Last year told me all that I need to know about them – everything from "Imus in the Morning" to our print ads to our radio campaigns in selected local markets assured me that our dollar will go farther than anybody else's because we're smart and better at it. That's why I'm thrilled about our future, because we believe we are the only one in the industry with the kind of understanding and skills to efficiently and effectively communicate directly with consumers ... the ultimate decision-makers in this sell cycle.

**What's next for the direct sales team?**

***MCJ:*** In the very short period of time that our specialists have been in the field, they have taken their medical knowledge, interacted with physicians and increased the number of direct accounts. They also reactivated dormant accounts – over 100 in the last three quarters of 2003 – and these accounts are now ordering seeds again. They made an impact, both in distributor sales and direct accounts. And we believe it will only get better. To continue this momentum, we plan to increase the size of the sales force during 2004.

**You traveled with your sales reps during the year. What did you learn?**

***MCJ:*** I loved it. I found that I still have the ability to cut to the quick with these physicians, address the sales cycle and target what is important to them. They are under different pressures than they were 15 years ago, but their motivations remain the same – great patient care and favorable outcomes. This is as expected.

**In 2003, was it a hard sale?**

***MCJ:*** To some doctors it was, but what excites me about the opportunities going forward is that there are still physicians who present their patients with all the options equally weighted and who want to be associated with a company that invests in their specialty. The job of our specialist force is to ferret out those physicians and develop close working relationships with them going forward.

**What's next for brachytherapy? What are the long-term growth prospects?**

***MCJ:*** There is still some resistance to brachytherapy as a treatment option. A lot of surgical-based urologists would love for brachytherapy to go away because the surgical solution for prostate cancer is lucrative. Further, there are radiation oncologists who just aren't likely to embrace brachytherapy. They want to do IMRT and they are going to hang on with all of their might. Yet, there are still plenty of doctors out there who will embrace seeding and promote it.

On a go-forward basis, we've got every demographic in our favor. We have over 50 million adults turning 50 between now and 2015, and 49 percent of them are male. We have evidence that PSA testing saves lives through early detection. We have

Theragenics™ launched an aggressive ad campaign in 2003. The ads appeared in such periodicals as: *AARP The Magazine*, *AARP Bulletin*, *VFW Magazine*, *American Legion Magazine*, *Reader's Digest*, *Smithsonian Magazine*, *Kiplinger's*, *Remedy* and *Prevention*. Below: First in a series of three.

## *"We looked at more than 50 companies during the past two years ... [and] we realized that some of the most important decisions made in 2003 were what we decided not to buy."*

untapped opportunities in the African American and Hispanic communities. We have new clinical data that says Pd-103 is associated with a shorter duration of morbidity than I-125. The marketing challenge is not changing the mind of every physician – it's about getting to the guy with prostate cancer and educating him, as well as empowering him to consider his treatment choices.

**How do you think Medicare reform will affect your business?**

***MCJ:*** The Medicare Prescription Drug Improvement and Modernization Act of 2003 now provides fair and accurate reimbursement to physicians who offer brachytherapy to their patients. The reimbursement formula for brachytherapy no longer limits the number, type and radioactive intensity of the seeds the physician judges necessary to provide optimal treatment. Previously, the reimbursement formula was "one size fits all" – it failed to recognize the tremendous variability in the needs of prostate cancer patients. We believe this hurt Theragenics™, the industry and patients. The 2004 change in reimbursement was a triumph for the Company! It was also a significant win for physicians and patients. I am proud of Theragenics™. We played a significant role as first author for the language of the provision in the Medicare Reform Act, and we worked closely with our industry group and legislators to ensure its passage.

***JM:*** I want to stress that we are aware that in addition to being favorable for us, it is also favorable for the entire industry. For our Company, unlike the others, for every additional seed sold, we have more to gain because we are the only completely vertically integrated manufacturer of palladium seeds.

**What's next for your iodine seed?**

***JM:*** The I-Seed assembly line arrived safely from Germany in the third quarter. The project is ahead of schedule and under budget. Ultimately, we will have some of the most sophisticated iodine seed manufacturing equipment in the world. The first commercial seeds will be produced during the first quarter of 2004. This line will provide us with significant capacity and greater flexibility.

***MCJ:*** I-Seed is a strategic fit with our premium product, TheraSeed®. We needed an iodine-based seed that was already cleared by the FDA in order to improve access to group purchasing organizations and buying contracts. So, I-Seed is a wonderful complement.

**What's next for your diversification strategy? What about the new palladium-based products?**

***MCJ:*** We have almost completed the safety and feasibility study of TheraSource® in the femoral-popliteal artery. This is a palladium-based treatment designed to prevent restenosis. Physicians report their patients are doing well. We have a product that we believe will have a place in treating vascular disease, a disease that affects a large percentage of diabetics. Whether it will be for below-the-knee arteries, dialysis shunts, or for some other vascular indication has not yet been decided. In addition, TheraSight™, a palladium-based device developed for the treatment of the wet form of age-related macular degeneration, is currently undergoing testing. After evaluating the emerging competition

Below: Second in a series of three.





**Prostatectomy**

- **Months of recovery**
- **Higher risk of incontinence**
- **Higher risk of impotence**

**TheraSeed®**

- **Approximately 45 minute procedure**
- **Recovery in about 2-3 days**
- **One happy significant other**

If you've been diagnosed with prostate cancer, you should know about TheraSeed® treatment, a minimally invasive outpatient procedure that works with a lower risk of incontinence and impotence than surgery. And the cure rates* reported for TheraSeed® treatment are comparable to or better than surgery, supported by 10-year independent clinical studies.[1,2] Make sure you're getting treatment with a proven seed. To find out more, call 800.458.4372 or visit www.theraseed.com for a free video.

TheraSeed® Pd-103

**Remember the name.**
**Forget the cancer.**

* Biochemical disease-free survival

[1] Peschel RE, Colberg JW, Surgery, brachytherapy, and external-beam radiotherapy for early prostate cancer. Lancet Oncol 2003; 4: 233-41.

[2] The most commonly reported side effects of prostate brachytherapy are short-term urinary or obstructive symptoms within the first few weeks after the implant procedure.

in this area, we are in the process of developing a human clinical trial. Any human clinical trial we commence will be a safety and feasibility study using our new device, and it would be planned for late in 2004.

**What about mergers and acquisitions – have you considered any?**

***JM:*** We continue to be a highly selective buyer. Would we use the $66 million in cash to make an acquisition? We will use it for whatever is most appropriate to build long-term value for shareholders. That's the bottom line.

***MCJ:*** We looked at more than 50 companies during the past two years and conducted in-depth due diligence on some of these. But, by the end of 2003, we realized that some of the most important decisions made in 2003 were what we decided *not* to buy.

**What's next for the Plasma Separation Process (PSP) at Oak Ridge?**

***MCJ:*** Our primary use of the PSP is to support the production of palladium-103 for human use, whether it's for a research and development application or to produce TheraSeed®. In the interim, we ask the question: What else can we do with it? The PSP could open a channel beyond the business of radioactive medical devices. It provides an opportunity to revolutionize the marketplace for isotopically engineered materials with potential products sold into multiple industries. We have a very active team of scientists and professionals evaluating other uses for

**Potential PSP Elements**

PSP technology can potentially separate isotopes from a wide range of elements and is unique in its ability to economically separate certain isotopes on a commercial scale.


IA
VIIIA
IIA
IIIA IVA VA VIA VIIA
IIIB IVB VB VIB VIIB VIII IB IIB
5 B Boron
6 C Carbon
12 Mg Magnesium
14 Si Silicon
16 S Sulfur
19 K Potassium
20 Ca Calcium
22 Ti Titanium
23 V Vanadium
24 Cr Chromium
26 Fe Iron
28 Ni Nickel
29 Cu Copper
30 Zn Zinc
31 Ga Gallium
32 Ge Germanium
34 Se Selenium
37 Rb Rubidium
38 Sr Strontium
40 Zr Zirconium
42 Mo Molybdenum
44 Ru Ruthenium
46 Pd Palladium
47 Ag Gold
48 Cd Cadmium
49 In Indium
50 Sn Tin
51 Sb Antimony
52 Te Tellurium
56 Ba Barium
57 La* Lanthanum
72 Hf Hafnium
73 Ta Tantalum
74 W Tungsten
75 Re Rhenium
76 Os Osmium
77 Ir Iridium
78 Pt Platinum
81 Tl Thallium
82 Pb Lead
58 Ce Cerium
60 Nd Neodymium
62 Sm Samarium
63 Eu Europium
64 Gd Gadolinium
66 Dy Dysprosium
68 Er Erbium
70 Yb Ytterbium
71 Lu Lutetium

Below: Third in a series of three.



Sorry WE'RE
CLOSED




OPEN


**Prostatectomy**

- **Months of recovery**
- **Higher risk of impotence**
- **Higher risk of incontinence**

**TheraSeed®**

- **One happy significant other**
- **Approximately 45 minute procedure**
- **Recovery in about 2-3 days**

If you've been diagnosed with prostate cancer, you should know about TheraSeed® treatment, a minimally invasive outpatient procedure that works with a lower risk of incontinence and impotence than surgery. And the cure rates* reported for TheraSeed® treatment are comparable to or better than surgery, supported by 10-year independent clinical studies.[1,2] Make sure you're getting treatment with a proven seed. To find out more, call 800.458.4372 or visit www.theraseed.com for a free video.

TheraSeed® Pd-103
**Remember the name.**
**Forget the cancer.**

* Biochemical disease-free survival
[1] Peschel RE, Colberg JW, Surgery, brachytherapy, and external-beam radiotherapy for early prostate cancer. Lancet Oncol 2003; 4: 233-41.
[2] The most commonly reported side effects of prostate brachytherapy are short-term urinary or obstructive symptoms within the first few weeks after the implant procedure.

***"Diversification is all about what's next. We have activity going on in some very unusual industries with some great potential. Even more important, some of these opportunities could represent possible upside revenue sources."***

**I-Seed Production Line**

In early 2003, Theragenics™ bought the U.S. I-125 prostate brachytherapy business of BEBIG Isotopen-und Medizintechnik from Eckert & Ziegler. The Company needed an FDA-cleared product that provided access to group purchasing organizations and buying contracts. During the year, the I-Seed production line was shipped from Germany and set up at the Buford, Georgia, facility, establishing an automated I-125 production capability with a significant capacity. The project was completed ahead of schedule and under budget. I-Seed complements the Company's premier TheraSeed® product. A dedicated sales process has been set up to promote the I-Seed product.



the PSP. This year, we received our first payment for non-radioactive, non-medical, non-FDA regulated material. We sold it to a company in the nuclear energy field. This was an exciting event for us.

### What do you want from the PSP?

***MCJ:*** I'm not interested in just a million dollar sale. I would like to have to build three, four or five PSP machines to support a contract that requires a ton of material. We have submitted three proposals to government agencies and have been named in two other proposals that could produce potential new revenue sources in the future. And it is not lost on us that there is a $41 billion appropriation for Homeland Security. While I don't have anything to report just yet, we were in contact with people from the government during the past 12 months that we would have liked to have known back in 2002. During 2003, we found each other with the help of a D.C.-based firm. And the real message is: They've been to visit. Diversification is all about what's next. We have activity going on in some very unusual industries with some great potential. Even more important, some of these opportunities could represent possible upside revenue sources.

### Isn't this a search for a needle in a haystack?

***MCJ:*** It may have seemed that way to some before, but we certainly don't see it that way. In 2003, we identified key gatekeepers, and we continue to talk to the scientists.

### The Company's profitability declined over the past three years. What are you doing to reverse that trend?

***MCJ:*** Right now, it's not about reversing the trend. It's about doing the things and investing our resources in the areas, projects, and channels that are likely to generate long-term results. We are investing in ourselves – with unique and well-thought-out projects. We could reverse the trend by selling off assets, making layoffs, suspending our R&D efforts and our Oak Ridge project. That's not part of our plans.

***JM:*** We're dealing with a totally scattered market. In 2003, we had to battle with capped reimbursement and price wars. What did we do? We helped to address Medicare reimbursement. We continued to ensure that expenses were not out of control, nor were corporate resources squandered. All expenses, along with capital budgets, were thoroughly planned, executed to those plans, and frequently monitored and reported. And we continued to seek out diversification opportunities.

**What's next for investors?**

***MCJ:*** Theragenics™ will continue to manage and improve those things that it can within its industry. At the same time, the Company intends to continue to invest in the future through research and development, as well as consumer and physician marketing initiatives. While we are dedicated to our prostate brachytherapy products, we also believe the investments we're making to diversify the Company will generate new revenue streams and new sources of business for us. In short, we know what you, as our shareholders, expect of us. We commit to do all we can to deliver.

## Leading Our Diversification Efforts

**Bruce Smith, *Executive Vice President of Strategy and Business Development,*** is leading the Company's efforts to diversify. He joined Theragenics™ 17 years ago when it was a fledgling entity just emerged from a scientific incubator. With loyalty and dedication, he has served under three CEOs. Mr. Smith had an irreproachable record while serving as Chief Financial Officer from 1989 to 2002. During his tenure, the Company's revenues grew over 7,000 percent, the number of employees increased from under 20 to over 160, and the Company had three private stock placements and one secondary offering. In August 2002, Mr. Smith turned his attention full time to business development and is dedicated to employing the insight developed while he assisted in growing the Company from a start-up to an industry leader. Theragenics™, under Mr. Smith's direction, is taking careful but deliberate steps toward diversification. Mr. Smith epitomizes the exceptional qualities needed to help Theragenics™ grow and prosper. We are lucky to have his loyalty and expertise.



## Directors and Executive Officers

**M. Christine Jacobs***
*Chairman, President and*
*Chief Executive Officer,*
Theragenics Corporation®

**Otis W. Brawley, M.D.***
*Medical Director,*
Georgia Cancer Center for
Excellence, Grady Health System

*Associate Director of Cancer Control,*
Winship Cancer Institute

*Professor of Hematology, Oncology*
*and Medicine,*
Emory University School of Medicine

*Professor of Epidemiology,*
Rollins School of Public Health,
Emory University

**Orwin L. Carter, Ph.D.***
*Retired Vice President of Finance*
*and Administration,*
Hamline University

**Tracy M. Culver**
*General Counsel and*
*Corporate Secretary,*
Theragenics Corporation®

**Earnest W. Deavenport, Jr.***
*Retired President and*
*Chief Executive Officer,*
Eastman Chemical Corporation

**Patrick L. Flinn***
*Retired President and*
*Chief Executive Officer,*
Bank South Corporation

**John V. Herndon***
*Advisor-to-the-President,*
Theragenics Corporation®

**Philip A. Incarnati***
*President and Chief Executive Officer,*
McLaren Health Care Corporation

**James A. MacLennan**
*Chief Financial Officer & Treasurer,*
Theragenics Corporation®

**R. Michael O'Bannon, Ph.D.**
*Executive Vice President,*
*Organizational Development,*
Theragenics Corporation®

**Peter A.A. Saunders, F.R.S.A.***
*Retired Consultant,* PASS Consultants

**Bruce W. Smith**
*Executive Vice President,*
*Strategy and Business Development,*
Theragenics Corporation®

*Director of Theragenics Corporation®

## Index to Financials

## Selected Five-Year Financial Data

| | 2003 | 2002 | 2001 | 2000 | 1999 |
|---|---|---|---|---|---|
| (in thousands, except per share data) | | | | | |
| Net sales | **$ 35,580** | $ 41,864 | $ 50,000 | $ 44,004 | $ 43,718 |
| Net earnings/(loss) | **$ (312)*** | $ 5,556 | $ 15,134 | $ 18,680 | $ 16,012 |
| Net earnings/(loss) per common share: | | | | | |
| Basic | **$ (0.01)*** | $ 0.19 | $ 0.51 | $ 0.63 | $ 0.54 |
| Diluted | **$ (0.01)*** | $ 0.19 | $ 0.50 | $ 0.62 | $ 0.53 |
| Total assets | **$ 152,789** | $ 151,395 | $ 144,007 | $ 130,700 | $ 108,043 |
| Total long-term liabilities | **$ 7,410** | $ 6,921 | $ 6,409 | $ 5,549 | $ 3,978 |

*after cumulative effect of accounting change

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Overview

Theragenics Corporation® is the manufacturer of TheraSeed®, a rice-sized, FDA-cleared device used to treat solid localized tumors, primarily prostate cancer, with a one-time, minimally invasive procedure. Theragenics™ is the world's largest producer of palladium-103, the radioactive isotope that supplies the therapeutic radiation for its TheraSeed® device. Physicians, hospitals and other healthcare providers, primarily located in the United States, utilize the TheraSeed® device. The TheraSeed® device has also been approved for marketing throughout the member countries of the European Union by obtaining its CE Mark. Sales of the TheraSeed® device in Europe have not been significant. The majority of sales are channeled through third-party distributors. The Company also sells its TheraSeed® devices directly to physicians.

Early in 2003 the Company diversified its product line with the purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG Isotopen-und Medizintechnik GmbH (BEBIG), formerly distributed by Isotope Products Laboratories (both subsidiaries of a publicly traded German company, Eckert & Ziegler AG). The purchase gives Theragenics™ exclusive U.S. manufacturing and distribution rights to an FDA-cleared iodine-125-based medical device for the treatment of prostate cancer. Theragenics™ began distribution of the iodine-125-based medical device early in 2003, and subsequently began to produce I-Seed (the Theragenics™ iodine-125-based medical device) early in 2004, utilizing the automated production equipment procured in the business acquisition. The Company sells the I-Seed device directly to physicians, hospitals and other healthcare providers. The non-exclusive distributors of the TheraSeed® device have no distribution rights for the I-Seed device. Non-exclusive rights to distribute the TheraSeed® device in Europe were granted to BEBIG as part of the transaction. The Company believes that the ability to provide both TheraSeed® and I-Seed devices will enhance the Company's ability to market to direct customers who seek a single source for both palladium-103 and iodine-125 brachytherapy seeds. The product line and equipment purchase will not affect the Company's existing non-exclusive distribution agreements for the TheraSeed® device.

The Company constructed a facility in the Oak Ridge, Tennessee area initially intended to expand the Company's production capacity for palladium-103, using unique plasma separation process (PSP) technology being leased from the U.S. Department of Energy (DOE). PSP technology is a method of separating relatively large quantities of specific non-radioactive isotopes from specific elements.

In connection with the Company's ongoing program targeted at diversifying its future revenue stream, the Company continues to explore new applications for PSP technology. Among other things, the PSP technology enables the Company to conduct feasibility runs designed to validate isotope usage in various diverse markets and industries.

In July 2002 Theragenics™ agreed to produce test quantities of certain gadolinium isotopes for purchase by an international nuclear services company using the PSP technology. The gadolinium for the international nuclear services company was intended for a non-medical application and was delivered during the second quarter of 2003. The revenue, recognized in the second quarter of 2003, was immaterial to total revenue and represents the end of work under this agreement. Further, in 2003 the Company performed feasibility runs to validate the PSP's capabilities to produce specific isotopes of certain elements in the rare earth group of elements for UT-Battelle, LLC (Battelle), a partnership between the University of Tennessee and Battelle, which manages the Oak Ridge National Laboratory for the U.S. Department of Energy. These agreements, which are now completed, did not have a material impact on revenue or earnings.

In addition to feasibility runs and isotope production, the PSP is capable of supplying palladium raw material. PSP operations are underway to enrich palladium-102 with the PSP to ensure ample supply of material. The Company's palladium-103 material can be used to support either seed production or the Company's ongoing research and development (R&D) initiatives. The Company's diversification program includes the clinical trial that utilizes a palladium-103 device, called the TheraSource® Intravascular Brachytherapy System, designed to prevent restenosis or renarrowing of arteries following treatment of peripheral vascular disease by percutaneous transluminal angioplasty.

Following the approval of the Investigational Device Exemption granted by the U.S. Food and Drug Administration (FDA) in August 2002 to initiate the TheraP clinical trial, Theragenics™ began a clinical trial using a palladium-103 device (patent pending) early in 2003. The trial was initiated at the Fuqua Heart Center at Piedmont Hospital and St. Joseph's Hospital, both in Atlanta. Two additional centers, Northeast Georgia Medical Center in Gainesville, Georgia and Brigham & Women's Hospital in Boston, Massachusetts, signed on and opened enrollment in the trial in the fourth quarter of 2003. To date, 19 patients have been treated. Information and data gathered from the study will enable the Company to determine the safety, feasibility and marketing capabilities of the device. Preliminary indications from the study are encouraging, although the study is ongoing and conclusions cannot yet be reached. The Company will continue to refine the device to go into areas of the vasculature that may provide the most attractive market opportunities for the Company.

Additionally, an animal pilot study using palladium-103 in a prototype device designed for the treatment of age-related macular degeneration (AMD), a disease that leads to loss of eyesight and in some cases complete blindness, was completed early in 2002. Progress has been made in the development of a marketable device for the treatment of AMD. A patent is pending for the TheraSight™ device and the Company is analyzing various differing trial designs, while mindful of the emerging potential competition in this market. Plans continue toward commencement of a human clinical safety trial of the TheraSight™ device possibly in 2004. The increases in research and development expenditures may continue as these initiatives are pursued.

The Company has also identified potential opportunities, utilizing its cyclotrons, for production of radiochemical products, which are typically used in medical nuclear imaging procedures. Although this opportunity is in an early stage, the Company may devote additional resources to this project in 2004 with a view to developing future new products, although they could, if pursued, increase research and development expenses. However, any such radiochemical product sale is not expected to have a material impact on revenue in 2004.

The Company is also searching for, reviewing and evaluating external opportunities for diversification in the form of joint ventures, partnerships, and/or acquisitions of technologies, products and companies.

## Results of Operations

### Year Ended December 31, 2003, Compared to Year Ended December 31, 2002

Revenues were $35.6 million in 2003 compared to $41.9 million in 2002, a decrease of $6.3 million, or 15.0%. The decline in revenue was primarily due to a 17% decrease in unit sales of the TheraSeed® device. TheraSeed® sales direct to customers and to third party distributors remained comparable as a percentage of total TheraSeed® sales in 2003 and 2002. Although the average selling price of TheraSeed® remained steady in 2003 when compared to 2002, the overall decrease in revenues is the direct result of the decrease in total unit sales, both direct and to third-party distributors.

Currently, the Company has non-exclusive distribution agreements in place with two companies for the distribution of the TheraSeed® device, a reduction from the four distributors in place at the beginning of 2003. During 2003, one of the non-exclusive distributors of the TheraSeed® device acquired two of the other three non-exclusive distributors of the TheraSeed® device. Sales to this acquiring distributor, combined with sales to the distributors it acquired, decreased approximately 24% in 2003 as compared to 2002.

The Company believes that the decrease in unit sales throughout the year was a combination of several factors including disappointing sales by the Company's non-exclusive distribution partners; consolidation and ownership changes in the brachytherapy market; continued deep discounting in the market by many competitors, including iodine seeds throughout the year and palladium seeds in the latter part of the year; and uncertainty related to changing rules for Medicare reimbursement (see "Medicare Developments" below).

The Company diversified its product line in 2003 with the introduction of I-Seed, an iodine-based brachytherapy device (see "Overview" above). The Company believes the ability to provide both devices, i.e., TheraSeed® and I-Seed, will allow access to direct customers otherwise not available. I-Seed sales represented approximately 4% of total brachytherapy product sales during 2003. The non-exclusive distributors of the TheraSeed® device have no distribution rights for the I-Seed device.

The Company's licensing fees revenue represents licensing payments received for the Company's TheraSphere® technology. Such licensing fees are not expected to become material in the foreseeable future.

At any point in time, Theragenics™ and/or its non-exclusive distributors may change their respective pricing policies for the TheraSeed® device in order to take advantage of market opportunities or to respond to competitive situations. Responding to market opportunities and competitive situations could have an adverse effect on the prices of the TheraSeed® device and could have a favorable effect or prevent an unfavorable effect on market share and volumes. Failure to respond to market opportunities and competitive situations in order to maintain per unit pricing could adversely affect current or potential market share and volumes and/or result in a decrease in margins.

Cost of sales was $15.6 million during 2003 compared to $14.7 million in 2002. Gross profit was approximately 56.1% of revenue in 2003, compared to 64.9% in 2002. The decrease in gross profit percentage in 2003 compared to 2002 was largely due to the considerable fixed cost component of Theragenics'™ operations, partially offset by the transfer of material and resources to support research and development initiatives and the completion of depreciation, early in 2003, of the first cyclotron placed in service. Approximately $3.6 million of operating expenses related to the PSP facility, including approximately $1.2 million of depreciation, were recognized in cost of sales during 2003 compared to $2.0 million during the second half of 2002. In addition, as a result of the purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG early in 2003 (see "Overview" above), approximately $860,000 of operating expenses were included in cost of sales during 2003 for direct costs related to the I-Seed device. The I-Seed production line at the Company's Buford facility became operational early in 2004. As a result, depreciation and costs incurred to support this production line will be included in cost of sales during 2004.

Selling, general and administrative (SG&A) expenses were $13.8 million in 2003, compared to $12.8 million in 2002, an increase of $1.0 million, or 7.8%. The increase in 2003, compared to 2002, was due primarily to an increase in headcount and expenses associated with the direct sales force as a result of hiring brachytherapy specialists to promote the TheraSeed® brand. SG&A expenses were also higher during 2003 as a result of outsourcing the Company's cancer information center to healthcare specialist, Telerx, a subsidiary of Merck Pharmaceutical, and a significant increase in Directors' and Officers' liability insurance premiums. These increases were partially offset by a reduction in the start-up expenses related to the PSP facility, which became operational in the second half of 2002 (see "Overview" above and "Liquidity and Capital Resources" below).

R&D expenses increased to $7.5 million, or 21.0% of revenue in 2003, from $6.5 million, or 15.6% of revenue in 2002. The increase in R&D expenses in 2003 was a result of the Company's diversification initiatives geared to expand the application of palladium-103 to other oncological and non-oncological uses, and to explore options for using the Company's expertise and capabilities in other areas. The bulk of these expenses were associated with the Company's peripheral vascular and macular degeneration programs (see "Overview" above).

Other income, primarily comprising interest income, was $894,000 in 2003 compared to $897,000 in 2002. The Company's investments consist primarily of short-term cash investments and high-credit quality municipal obligations, in accordance with the Company's investment policies. Funds available for investment have been and will continue to be utilized for the Company's current and future expansion programs and R&D activities, and may be used for the acquisition of technologies, products or companies consistent with the goals of Theragenics™. As funds continue to be used for these programs and activities, and as interest rates continue to change, Management expects other income to fluctuate accordingly.

The Company's effective income tax rate was a benefit of 78% in 2003, primarily due to permanent differences related to tax-exempt interest income on municipal and government securities, compared to an expense of 36% in 2002. The Company's income tax rate in each period differed from statutory rates primarily due to the recognition of tax credits generated by the Company's investments in its expansion projects, research activities, and tax-exempt interest income.

**Year Ended December 31, 2002, Compared to Year Ended December 31, 2001**

Revenues were $41.9 million in 2002 compared to $50.0 million in 2001, a decrease of $8.1 million, or 16.3%. During 2002, unit sales of the TheraSeed® device decreased approximately 13%, while unit sales directly to customers decreased to 13% of total unit sales in 2002 from approximately 26% in 2001. The average selling price of the TheraSeed® device decreased from 2001 to 2002, which contributed to the overall decrease in revenues because direct-to-consumer sales are made at higher prices than sales to third-party distributors. The Company believes that the decrease in unit sales throughout the year was a combination of several factors including disappointing sales by the Company's non-exclusive distribution partners and uncertainty related to changing rules for Medicare reimbursement (see "Medicare Developments" below).

The change in the distribution mix, which led to a decrease in the average selling price, was a result of several factors beginning with the termination of the distribution agreement with Indigo Medical Inc. (Indigo), a Johnson and Johnson Company, in January 2001. After the termination of the agreement, Theragenics™ increased its number of direct sales and began sales through other non-exclusive distributors. However, Theragenics™ sold to a significant number of former Indigo customers while publicly stating that it expected its share of direct TheraSeed® device sales to decline as its other non-exclusive distributors began to market aggressively to the former Indigo customers. The percentage of direct-to-customer sales for Theragenics™ declined from 2001 as the non-exclusive distributors began aggressively marketing to former Indigo customers.

The Company's licensing fees revenue represents licensing payments received for the Company's TheraSphere® technology.

Cost of sales was $14.7 million during 2002 compared to $14.6 million in 2001. Gross profit was 64.9% of revenue in 2002, compared to 70.7% in 2001. The decrease in gross profit percentage in 2002 compared to 2001 was largely due to the considerable fixed cost component of Theragenics'™ operations, partially offset by the transfer of material and resources to support research and development initiatives. In addition, the PSP facility commenced operations in the second half of 2002 and the related operating expenses were included in cost of sales, including approximately $500,000 of depreciation.

Selling, general and administrative (SG&A) expenses were $12.8 million in 2002, compared to $10.4 million in 2001, an increase of $2.4 million, or 22.9%. This increase was primarily due to an increase in general advertising of approximately $2.5 million in 2002 compared to 2001. Additionally, Theragenics™ incurred higher expenses from increased premiums related to insurance coverage, primarily for Directors and Officers liability insurance when policies were renewed late in 2002. These increases were partially offset by a decrease in consulting costs compared to 2001.

R&D expenses increased to $6.5 million, or 15.6% of revenue in 2002, from $2.7 million, or 5.3% of revenue in 2001. The Company's research and development initiatives are intended to expand the application of palladium-103 to other oncological and non-oncological uses, and to explore options for using the Company's expertise and capabilities in other areas. The Company's R&D initiatives during 2002 and 2001 were related primarily to peripheral vascular and age-related macular degeneration programs. During 2002 Theragenics™ was granted an Investigational Device Exemption from the U.S. Food and Drug Administration to initiate its TheraP (TheraSource® palladium-103 for the prevention of restenosis) clinical trial.

Other income, primarily comprising interest income, was $897,000 in 2002 compared to $1.4 million in 2001. The Company's investments consist primarily of short-term cash investments and high-credit quality municipal obligations, in accordance with the Company's investment policies. While additional funds were available for investment during 2002, the interest rate environment during 2002 reduced the effective returns on a significant portion of the Company's investments. Funds available for investment have been and will continue to be utilized for the Company's current and future expansion programs and R&D activities, and may be used for the acquisition of technologies, products or companies consistent with the goals of Theragenics™. As funds continue to be used for these programs and activities, and as interest rates continue to change, Management expects other income to fluctuate accordingly.

The Company's effective income tax rate was approximately 36% for both 2002 and 2001. The Company's income tax rate in each period was lower than statutory rates primarily due to the recognition of tax credits generated by the Company's investments in its expansion projects, research activities, and tax-exempt interest income.

## Critical Accounting Policies

The financial statements of Theragenics Corporation®, are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

### Property, Plant, Equipment and Goodwill

Property, plant and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. The Company's estimates can result in differences from the actual useful lives of certain assets. The Company currently owns and operates 14 cyclotrons, the first of which entered service in 1993. Each of the Company's cyclotrons is depreciated using an estimated 10-year life. Management's estimate of the useful life of these cyclotrons is based on the Company's experience to date with these cyclotrons. Based on experience gained relative to the operation, refurbishment, and maintenance of the cyclotrons, Management believes there is a substantive basis for the current depreciable lives of the cyclotrons. Although the older cyclotrons require increased maintenance, all the cyclotrons remain in service, including fully depreciated cyclotrons because the material produced by each machine is required for ongoing operations and the Company's current research and development initiatives.

The PSP equipment was placed in service during the second half of 2002 and is depreciated using an estimated 15-year life. The PSP equipment utilizes specialized, unique technology.

Early in 2003 the Company entered into an agreement to purchase the brachytherapy business of BEBIG Isotopen-und Medizintechnik GmbH (BEBIG) a subsidiary company of Eckert & Ziegler AG. A total of approximately $5.3 million in progress payments and professional fees had been paid through December 31, 2003. An additional payment in the amount $1.0 million was made subsequent to year-end 2003. The payments made through December 31, 2003 were allocated between the market value of the assets in the amount of $3.7 million and $1.6 million to goodwill. The equipment became operational in 2004. The Company has determined that the production line will be amortized over a 15-year life.

In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, goodwill and intangible assets with indefinite lives are annually evaluated for impairment. The Company will review the recoverability of the carrying value of identified intangibles and other long-lived assets on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecast of discounted future net cash flows from the operations to which the assets relate, utilizing our best estimates, appropriate assumptions and projections at the time. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair market value of the asset. Intangible assets with definite lives are being amortized and this amortization is included in the accompanying Statements of Operations.

Management will continue to periodically examine estimates used for depreciation for reasonableness. If the Company should determine that the useful life of property, plant or equipment should be shortened or lengthened, depreciation expense would be adjusted accordingly for the remaining useful life (lives) of the identified asset(s).

**Allowance for Doubtful Accounts**

Management judgments and estimates are made and used in connection with establishing an allowance for the possibility that portions of our accounts receivable balances may become uncollectable. Accounts receivable are reduced by this allowance. Specifically, Management analyzes accounts receivable in relation to current economic trends and changes in our customer payment history in establishing this allowance. Approximately $135,000 was recognized as uncollectable in 2003. The accounts receivable balance, net of the provision for trade accounts receivables allowance of $118,000, was approximately $3.8 million as of December 31, 2003.

## Commitments and Other Contractual Obligations

### Operating Leases

The principle commitments of the Company include land leases, rental space and office equipment under operating, non-cancelable leases that expire at various dates through April 2029, and asset purchase obligations. Approximate minimum payments of these obligations are as follows:

| | Payments Due by Period | | | | | | |
|---|---|---|---|---|---|---|---|
| Obligation | Total | 2004 | 2005 | 2006 | 2007 | 2008 | Thereafter |
| Land lease(1) | $3,458,000 | $ 136,500 | $ 136,500 | $ 136,500 | $ 136,500 | $ 136,500 | $2,775,500 |
| Equipment and automobile | 75,432 | 33,892 | 31,842 | 8,952 | 746 | — | — |
| Purchase obligations(2) | 1,800,000 | 1,800,000 | — | — | — | — | — |
| Total | $5,333,432 | $1,970,392 | $ 168,342 | $ 145,452 | $ 137,246 | $ 136,500 | $2,775,500 |

(1) Land lease payments are subject to adjustments for increases in the Consumer Price Index, January 1, 2005 and every five years thereafter.

(2) The Company had one remaining payment obligation of $1.0 million in connection with the iodine-based product line purchase from BEBIG at December 31, 2003. All payment obligations in connection with the business acquisition were completed after year-end.

In December 2003 the Company entered into an asset purchase agreement with a contractor for the design and manufacture of certain equipment. The capital asset purchase agreement in the amount of $1.2 million is expected to be completed in late 2004. At year-end 2003, progress payments in the amount of approximately $400,000 had been paid in relation to the purchase agreement.

**Guarantees Under Letters of Credit**

The Company has issued standby letters of credit from time to time as security for certain liabilities. At December 31, 2003, total outstanding letters of credit, under the Credit Agreement, approximated $933,000. These letters of credit are related to asset retirement liabilities of long-lived assets, as well as a utility deposit to the City of Oak Ridge.

## Liquidity and Capital Resources

The Company had cash, short-term investments and marketable securities of $66.4 million at December 31, 2003, compared to $68.3 million at December 31, 2002. Marketable securities consist primarily of short-term cash investments and high-credit quality municipal obligations, in accordance with the Company's investment policy. Working capital was $74.0 million at December 31, 2003, compared to $74.7 million at December 31, 2002. The Company also has a Credit Agreement with a financial institution that provides for revolving borrowings of up to $40.0 million, including a $5.0 million sub-limit for letters of credit, through a credit facility with a three-year term. No borrowings were outstanding under the Credit Agreement as of December 31, 2003. Letters of credit totaling $933,000 were outstanding under the Credit Agreement as of December 31, 2003. These letters of credit represent decommission funding required by the Georgia Department of Natural Resources and a utility deposit to the City of Oak Ridge, Tennessee in connection with the PSP facility.

Cash generated by operations was $5.4 million and $15.3 million in 2003 and 2002, respectively. Cash generated from operations consists of net earnings (loss) plus non-cash expenses such as depreciation, amortization, deferred income tax expense and changes in balance sheet items such as accounts receivable, inventories, prepaid expenses and payables. The decrease in cash generated by operations during 2003 is due primarily to the net loss of $312,000 during 2003 compared to net income of $5.6 million during 2002. Depreciation and amortization increased to approximately $6.6 million in 2003 from $6.3 million in 2002, largely due to the depreciation of the building and equipment placed in service at the Oak Ridge facility during the latter half of 2002. The increase in depreciation and amortization contributed by the Oak Ridge facility and equipment was partially offset by the completion of the depreciable life of one cyclotron mid-way through the first quarter of 2003. Inventories increased approximately $790,000 during 2003 primarily due to a purchase of palladium metal at a cost of approximately $500,000 to support ongoing and future R&D initiatives (see "Overview" and "Results of Operations" above). The raw material, purchased from a U.S. mining company, is being processed using PSP technology housed in the Oak Ridge facility. Inventory also increased in 2003 as raw material, components and shipping supplies inventory increased to accommodate the I-Seed product line. Prepaid expenses and other current assets increased as payments representing repairs and spare parts for cyclotrons and equipment increased in 2003 compared to the same period in 2002.

Cash used in investing activities totaled $17.2 million and $4.6 million during 2003 and 2002, respectively. This spending related primarily to purchases of marketable securities according to the Company's investment policy. Also, the Company's purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG (see "Overview" above) contributed to capital spending in 2003. The Company procured an automated production line as part of the agreement that became operational early in 2004. All progress payments, representing completion of pre-defined milestones, have been made to BEBIG. A total of approximately $5.3 million in progress payments and capitalized professional fees were paid through December 31, 2003. The progress payments were allocated to the fair value of the product line and goodwill in the amount of approximately $3.7 million and $1.6 million, respectively. The additional progress payment in the amount of $1.0 million, paid in 2004, will be recognized as goodwill.

The Company expects that R&D spending will continue at the current level or will increase (see "Results of Operations", above). Routine capital expenditures and the purchase of the equipment and facility renovations related to the iodine-125 line, totaled approximately $8.1 million during 2003. Cash was also used in 2003 for increased marketing and TheraSeed® support activities (see "Results of Operations" above), and in the pursuit of diversification efforts, including, but not limited to, ongoing work in peripheral vascular and macular degeneration programs. The Company expects that spending will continue in the pursuit of diversification efforts discussed above as well as, potentially, the purchase of technologies, products or companies.

Cash provided by financing activities was $505,000 and $307,000 in 2003 and 2002, respectively, consisting of cash proceeds from the exercise of stock options and the Company's Employee Stock Purchase Plan.

The Company believes that current cash and investment balances, cash from future operations and credit facilities, will be sufficient to meet its currently anticipated working capital and capital expenditure requirements. In the event additional financing becomes necessary, Management may choose to raise those funds through other means of financing, as appropriate.

During the fourth quarter of 2003, the Company executed a Credit Agreement with a financial institution. The Credit Agreement, which expires October 29, 2006 (subject to earlier termination by the lender upon the occurrence of certain events of default), provides for revolving borrowings of up to $40.0 million at any time outstanding, including a $5.0 million sub-limit for letters of credit. Interest on outstanding borrowings is payable at the rate of interest periodically designated by the financial institution as its base rate, or, at the option of the Company, interest may accrue at a LIBOR-based rate, plus an applicable margin which is subject to quarterly adjustment. Interest on base rate loans is payable monthly, while interest on LIBOR loans is payable on the last day of the applicable one-, two- or three-month interest period. As of December 31, 2003 no borrowings were outstanding under the Credit Agreement. The Company has issued standby letters of credit from time to time as security for certain liabilities. At December 31, 2003, total outstanding letters of credit, under the Credit Agreement, approximated $933,000. These letters of credit are related to asset retirement liabilities of long-lived assets, as well as a utility deposit to the City of Oak Ridge.

The Credit Agreement is unsecured, but provides for a "springing lien" to be established on substantially all of the assets of the Company (subject to certain exceptions) in the event certain events of default occur under the Credit Agreement. The Credit Agreement contains representations and warranties, as well as affirmative, reporting and negative covenants, customary for financings of this type. Among other things, certain provisions of the Credit Agreement limit the incurrence of additional debt and require the maintenance of certain financial ratios.

The Credit Agreement replaced the August 1999 unsecured credit agreement with the Company's previous lender, which would have expired on October 31, 2003. The prior unsecured credit agreement provided for a $40.0 million revolving loan and letter of credit commitment, and an additional uncommitted $10.0 million line of credit.

### Medicare Developments

Previously, Theragenics'™ TheraSeed® device and other brachytherapy seeds fell within various "transitional pass-through codes," which were separate from the procedure payment codes that comprise much of Medicare's Outpatient Prospective Payment System (OPPS). On April 1, 2002, the Centers for Medicare and Medicaid Services (CMS) implemented changes in hospital payments for brachytherapy and other services provided under Medicare's OPPS for the remainder of 2002. Through December 31, 2002, CMS bundled a portion of pass-through reimbursement for all brachytherapy seeds and other devices with the associated procedure codes, thereby effectively sheltering seeds from "pro rata reductions" that would otherwise have applied under Medicare Law. To the extent that these pass-through device costs exceeded the bundled amount, the remaining cost was subject to a 63.6% pro-rated reduction in reimbursement.

During 2003, CMS further revised its policies by bundling the costs of the prostate brachytherapy procedure, as well as the costs for catheters, needles and all seeds, into two new codes for prostate brachytherapy (one for palladium-103 and one for iodine-125). By creating two codes and setting separate reimbursement amounts for palladium-103 seed brachytherapy (including the TheraSeed® device) and iodine-125 seed brachytherapy (including the I-Seed device), CMS made an important, positive change in its final rule for 2003 compared to its initial proposal published on August 9, 2002. Specifically, the per-patient reimbursement amount under the 2003 final rule for palladium-103 prostate brachytherapy exceeded the original payment amount proposed in August 2002 for both palladium-103 and iodine-125. The final 2003 per-patient amount for palladium-103 prostate brachytherapy also exceeded the 2003 payment amount for iodine-125 prostate brachytherapy. To the extent that the brachytherapy costs for an individual patient exceeded the bundled payment amount during 2003, the remaining costs could not be submitted for additional reimbursement.

On December 8, 2003, the President signed new Medicare legislation into law that provides for improved reimbursement and coding policies in 2004 and beyond for brachytherapy seeds/sources under Medicare's OPPS. To reflect the changes in the statute, CMS revised its November 7, 2003 final rule by publishing a new interim final rule for 2004 on January 6, 2004.

The brachytherapy provisions in the new legislation, which went into effect on January 1, 2004, require Medicare to unbundle the cost of the seeds from the costs of the brachytherapy procedure, catheters and needles under the OPPS. More specifically, the new legislation requires Medicare to reimburse hospitals for each brachytherapy seed/source furnished between January 1, 2004 to December 31, 2006, based on the hospital's costs for each patient (calculated from the hospital's charges adjusted by the hospital's specific cost-to-charge ratio). This means that hospital reimbursement is no longer limited to or dictated by the reimbursement amounts assigned to the brachytherapy codes, which CMS used in 2003.

With respect to coding, the legislation requires the Medicare program to create and use coding that classifies brachytherapy seeds/sources separately from all the other services and items reimbursed under the OPPS. These separate codes for brachytherapy seeds/sources must be used in a manner that reflects the type of radioactive isotope (for example, palladium-103), the radioactive intensity and the number of brachytherapy seeds/sources used to treat each patient.

Depending on the number of seeds needed to treat each prostate patient, the total reimbursement (for the combination of the unbundled procedure codes and seeds) for the payment methodology in place until at least December 31, 2006 may be higher than the 2003 bundled payment amounts. The legislation enacted in 2003 also directs the U.S. General Accounting Office (GAO) to conduct a study examining future payment policies for brachytherapy seeds.

The Company believes its efforts in assisting policymakers in formulating and revising Medicare policies to recognize the unique aspects of classification and reimbursement that apply to brachytherapy devices such as TheraSeed® were pivotal to the enactment of this new, improved Medicare legislation for brachytherapy seeds/sources. The Company plans to continue working to assist policymakers regarding these important issues in the future.

The Company believes that the significant number of proposed and actual changes in Medicare coding and reimbursement policy in the years preceding and during 2003, created confusion for hospitals and doctors, which may have had a detrimental impact on sales in 2003 (see "Results of Operations" above). In addition, due to the fact that the Medicare rules governing coding of brachytherapy seeds/sources have undergone significant change during the past few years, the Company believes that Medicare reimbursement may continue to create confusion for hospitals and doctors going forward. In that regard, Management continues to closely monitor any effects of the reimbursement structure on the brachytherapy market as it continues to evaluate pricing, marketing and distribution strategies. The Company continues to engage a consulting firm specializing in reimbursement practices to help communicate brachytherapy reimbursement guidelines to customers.

## Forward-Looking and Cautionary Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, without limitation, statements regarding sales, marketing and distribution efforts, the Company's direct sales organization, including, but not limited to, its growth and effectiveness, third-party reimbursement, CMS policy, sales mix, effectiveness of non-exclusive distribution agreements, pricing for the TheraSeed® and I-Seed devices, future cost of sales, R&D efforts and expenses, inventory investment, SG&A expenses, other income, timing and ultimate outcome of the Company's activities in peripheral vascular and macular degeneration programs and other diversification efforts, potential new products and opportunities, the PSP-related operations, the development of new markets and technologies, the capabilities of the PSP to produce enriched isotopes, opportunities for isotopes produced by Theragenics™, including, but not limited to, radiochemical products, the identification and development of new markets and applications for isotopes, Theragenics'™ plans and strategies for diversification, and the sufficiency of the Company's liquidity and capital resources. From time to time, the Company may also make other forward-looking statements relating to such matters as well as statements relating to anticipated financial performance, business prospects, technological developments, other research and development activities and similar matters. These forward-looking statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated, including risks associated with research and development activities, including animal studies and clinical trials related to new products, risks associated with new product development cycles, effectiveness and execution of marketing and sales programs of Theragenics™ and its non-exclusive distributors, risks associated with customer distribution concentration and consolidation among non-exclusive distributors, potential costs and delays in capacity expansion and start-up, potential costs and delays in PSP-related operations, the iodine-125 product line, potential changes in product pricing and competitive conditions, continued acceptance of TheraSeed® or the I-Seed devices by the market, management of growth, acceptance and efficacy of palladium-103 for other applications, adverse changes in governmental program priorities and budgetary funding by the relevant governmental authorities, continuing access to unique DOE technology, government regulation of the therapeutic radiological pharmaceutical and device business, potential changes in third-party reimbursement, risks associated with market development activities, inability of the PSP to produce isotopes suited for a particular application, potential inability to produce selected isotopes at costs competitive to other options, risks associated with governmental regulations and related export controls and security requirements for PSP technology and products. All forward-looking statements and cautionary statements included in this document are made as of the date hereby based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement or cautionary statement.

## Report of Independent Certified Public Accountants

Board of Directors
Theragenics Corporation®

We have audited the balance sheets of Theragenics Corporation® (a Delaware corporation) as of December 31, 2003 and 2002, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Theragenics Corporation® as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note M to the Financial Statements, Theragenics Corporation® adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, effective January 1, 2003.

Grant Thornton LLP.

GRANT THORNTON LLP

Atlanta, Georgia
January 16, 2004

## Balance Sheets

| December 31, | 2003 | 2002 |
|---|---|---|
| (Amounts in thousands) | | |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and short-term investments | **$ 45,104** | $ 56,344 |
| Marketable securities | **21,327** | 11,977 |
| Trade accounts receivable, less allowance of $118 in 2003 and $147 in 2002 | **3,831** | 4,789 |
| Inventories | **1,851** | 1,087 |
| Deferred income tax asset | **189** | 630 |
| Prepaid expenses and other current assets | **4,760** | 2,281 |
| Total current assets | **77,062** | 77,108 |
| **Property, plant and equipment – at cost** | | |
| Buildings and improvements | **42,344** | 42,279 |
| Machinery and equipment | **56,456** | 54,578 |
| Office furniture and equipment | **773** | 754 |
| | **99,573** | 97,611 |
| Less accumulated depreciation | **34,418** | 27,717 |
| | **65,155** | 69,894 |
| Land and improvements | **822** | 822 |
| Construction in progress | **7,395** | 3,334 |
| | **73,372** | 74,050 |
| **Other assets** | **2,355** | 237 |
| Total Assets | **$ 152,789** | $ 151,395 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Accounts payable | **$ 2,138** | $ 1,554 |
| Accrued salaries, wages and payroll taxes | **577** | 489 |
| Other current liabilities | **338** | 341 |
| Total current liabilities | **3,053** | 2,384 |
| **Long Term Liabilities** | | |
| Deferred income taxes | **6,830** | 6,853 |
| Decommissioning retirement | **515** | |
| Other liabilities | **65** | 68 |
| Total long term liabilities | **7,410** | 6,921 |
| **Shareholders' Equity** | | |
| Common stock – authorized 100,000 shares of $.01 par value; issued and outstanding, 29,944 in 2003 and 29,760 in 2002 | **299** | 298 |
| Additional paid-in capital | **61,778** | 61,197 |
| Retained earnings | **80,240** | 80,552 |
| Accumulated other comprehensive income | **9** | 43 |
| Total shareholders' equity | **142,326** | 142,090 |
| | **$ 152,789** | $ 151,395 |

The accompanying notes are an integral part of these statements.

## Statements of Operations

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| (Amounts in thousands, except per share data) | | | |
| **Revenue** | | | |
| Product sales | **$ 35,393** | $ 41,512 | $ 49,667 |
| Licensing fees | **187** | 352 | 333 |
| | **35,580** | 41,864 | 50,000 |
| **Cost of sales** | **15,628** | 14,677 | 14,641 |
| **Gross profit** | **19,952** | 27,187 | 35,359 |
| **Operating expenses** | | | |
| Selling, general and administrative | **13,788** | 12,845 | 10,448 |
| Research and development | **7,467** | 6,538 | 2,671 |
| | **21,255** | 19,383 | 13,119 |
| Earnings/(loss) from operations | **(1,303)** | 7,804 | 22,240 |
| **Other income (expense)** | | | |
| Interest income | **1,040** | 1,067 | 1,639 |
| Interest and financing costs | **(167)** | (99) | (168) |
| Other | **21** | (71) | (63) |
| | **894** | 897 | 1,408 |
| Earnings/(loss) before income tax and cumulative effect of change in accounting principle | **(409)** | 8,701 | 23,648 |
| Income tax expense/(benefit) | **(319)** | 3,145 | 8,514 |
| Earnings/(loss) before cumulative effect of change in accounting principle | **(90)** | 5,556 | 15,134 |
| Cumulative effect of change in accounting principle, net of tax of $131 | **(222)** | | |
| **Net earnings/(loss)** | **$ (312)** | $ 5,556 | $ 15,134 |
| **Net earnings/(loss) per common share** | | | |
| Basic: | | | |
| Earnings before cumulative effect of change in accounting principle | **$ 0.00** | $ 0.19 | $ 0.51 |
| Cumulative effect of change in accounting principle, net of tax | **(0.01)** | | |
| Net earnings/(loss) per common share (basic) | **$ (0.01)** | $ 0.19 | $ 0.51 |
| Diluted: | | | |
| Earnings before cumulative effect of change in accounting principle | **$ 0.00** | $ 0.19 | $ 0.50 |
| Cumulative effect of change in accounting principle, net of tax | **(0.01)** | | |
| Net earnings/(loss) per common share (diluted) | **$ (0.01)** | $ 0.19 | $ 0.50 |
| **Weighted average shares** | | | |
| Basic | **29,902** | 29,746 | 29,627 |
| Diluted | **29,979** | 29,994 | 30,029 |
| Net earnings/(loss) | **$ (312)** | $ 5,556 | $ 15,134 |
| Comprehensive income/(loss) | | | |
| Unrealized gain/(loss) on securities available for sale: | **(34)** | 43 | |
| Total comprehensive income/(loss) | **$ (346)** | $ 5,599 | $ 15,134 |

The accompanying notes are an integral part of these statements.

## Statements of Shareholders' Equity

| For the three years ended December 31, 2003 | Common Stock Number of Shares | Common Stock Par Value $.01 | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income | Total |
|---|---|---|---|---|---|---|
| (Amounts in thousands) | | | | | | |
| Balance, December 31, 2000 | 29,579 | $ 296 | $ 60,005 | $ 59,862 | | $ 120,163 |
| Exercise of stock options | 99 | 1 | 292 | | | 293 |
| Common stock issued under employee stock purchase plan | 12 | | 69 | | | 69 |
| Stock-based compensation | | | 123 | | | 123 |
| Income tax benefit from stock options and stock purchase plan | | | 225 | | | 225 |
| Net earnings for the year | | | | 15,134 | | 15,134 |
| Balance, December 31, 2001 | 29,690 | $ 297 | $ 60,714 | $ 74,996 | $ | $ 136,007 |
| Exercise of stock options | 60 | 1 | 244 | | | 245 |
| Employee stock purchase plan | 10 | | 63 | | | 63 |
| Stock-based compensation | | | 67 | | | 67 |
| Unrealized gain on securities available-for-sale | | | | | 43 | 43 |
| Income tax effect from stock options and stock purchase plan | | | 109 | | | 109 |
| Net earnings for the year | | | | 5,556 | | 5,556 |
| Balance, December 31, 2002 | 29,760 | $ 298 | $ 61,197 | $ 80,552 | $ 43 | $ 142,090 |
| Exercise of stock options | 162 | 1 | 434 | | | 435 |
| Employee stock purchase plan | 22 | | 70 | | | 70 |
| Stock-based compensation | | | 72 | | | 72 |
| Unrealized loss on securities available-for-sale | | | | | (34) | (34) |
| Income tax effect from stock options and stock purchase plan | | | 5 | | | 5 |
| Net loss for the year | | | | (312) | | (312) |
| **Balance, December 31, 2003** | **29,944** | **$ 299** | **$ 61,778** | **$ 80,240** | **$ 9** | **$142,326** |

The accompanying notes are an integral part of these statements.

## Statements of Cash Flows

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| (Amounts in thousands) | | | |
| **Cash flows from operating activities:** | | | |
| Net earnings/(loss) | **$ (312)** | $ 5,556 | $ 15,134 |
| Adjustments to reconcile net earnings/(loss) to net cash provided by operating activities: | | | |
| Cumulative effect of change in accounting principle, net of tax | **222** | | |
| Depreciation & amortization | **6,553** | 6,347 | 5,721 |
| Deferred income taxes | **547** | 468 | 635 |
| Income tax effect from stock options | **5** | 109 | 225 |
| Stock-based compensation | **72** | 67 | 123 |
| Deferred rent | **(3)** | (4) | (2) |
| Provision for allowances | **(1)** | (153) | 527 |
| Loss on disposal of equipment | **3** | 16 | 52 |
| Changes in assets and liabilities: | | | |
| Accounts receivable | **987** | 2,583 | (523) |
| Inventories | **(790)** | (85) | (343) |
| Prepaid expenses and other current assets | **(2,479)** | (404) | (456) |
| Other assets | **(25)** | (15) | (90) |
| Trade accounts payable | **584** | 758 | (181) |
| Accrued salaries, wages and payroll taxes | **88** | (212) | 66 |
| Income taxes payable | | | (2,866) |
| Other current liabilities | **(3)** | 248 | (60) |
| Net cash provided by operating activities | **5,448** | 15,279 | 17,962 |
| **Cash flows from investing activities:** | | | |
| Purchases and construction of property and equipment | **(2,542)** | (3,565) | (7,354) |
| Proceeds from disposal of plant and property | **7** | 60 | |
| Cash paid for acquisition | **(5,243)** | | |
| Purchases of marketable securities | **(28,249)** | (1,110) | 4,681 |
| Maturities of marketable securities | **18,834** | | |
| Net cash used in investing activities | **(17,193)** | (4,615) | (2,673) |
| **Cash flows from financing activities:** | | | |
| Proceeds from exercise of stock options and stock purchase plan | **505** | 307 | 362 |
| Net cash provided by financing activities | **505** | 307 | 362 |
| Net increase/(decrease) in cash and short-term investments | **$ (11,240)** | $ 10,971 | $ 15,651 |
| Cash and short-term investments at beginning of year | **$ 56,344** | $ 45,373 | $ 29,722 |
| Cash and short-term investments at end of year | **$ 45,104** | $ 56,344 | $ 45,373 |
| **Supplementary Cash Flow Disclosure** | | | |
| Interest paid, net of amounts capitalized | **$ 167** | $ 99 | $ 168 |
| Income taxes paid | **$ 1,113** | $ 2,661 | $ 10,971 |

The accompanying notes are an integral part of these statements.

# Notes to Financial Statements

## NOTE A • Organization and Description of Business

Theragenics Corporation® (the "Company") is the manufacturer of TheraSeed®, a rice-sized, FDA-cleared device used to treat solid localized tumors, primarily prostate cancer, with a one-time, minimally invasive procedure. Theragenics™ is the world's largest producer of palladium-103, the radioactive isotope that supplies the therapeutic radiation for its TheraSeed® device. Physicians, hospitals and other healthcare providers, primarily located in the United States, utilize the TheraSeed® device. The TheraSeed® device has also been approved for marketing throughout the member countries of the European Union by obtaining its CE Mark. Sales of the TheraSeed® device in Europe have not been significant. The majority of sales are channeled through third-party distributors. The Company also sells its TheraSeed® devices directly to physicians.

Early in 2003 the Company diversified its product line with the purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG Isotopen-und Medizintechnik GmbH (BEBIG), formerly distributed by Isotope Products Laboratories (both subsidiaries of a publicly traded German company, Eckert & Ziegler AG). The purchase gives Theragenics™ exclusive U.S. manufacturing and distribution rights to an FDA-cleared iodine-125-based medical device for the treatment of prostate cancer. Theragenics™ began distribution of the iodine-125-based medical device early in 2003, and subsequently began to produce I-Seed (the Theragenics™ iodine-125-based medical device) early in 2004, utilizing the automated production equipment procured in the business acquisition. The Company sells the I-Seed device directly to physicians, hospitals and other healthcare providers. The non-exclusive distributors of the TheraSeed® device have no distribution rights for the I-Seed device. Non-exclusive rights to distribute the TheraSeed® device in Europe were granted to BEBIG as part of the transaction. The product line and equipment purchase will not affect the Company's existing non-exclusive distribution agreements for the TheraSeed® device.

The Company constructed a facility in the Oak Ridge, Tennessee area initially intended to expand the Company's production capacity for palladium-103, using unique plasma separation process (PSP) technology being leased from the U.S. Department of Energy (DOE). PSP technology is a method of separating relatively large quantities of specific non-radioactive isotopes from specific elements.

In connection with the Company's ongoing program targeted at diversifying its future revenue stream, the Company continues to explore new applications for PSP technology. Among other things, the PSP technology enables the Company to conduct feasibility runs designed to validate isotope usage in various diverse markets and industries.

In July 2002 Theragenics™ agreed to produce test quantities of certain gadolinium isotopes for purchase by an international nuclear services company using the PSP technology. The gadolinium for the international nuclear services company was intended for a non-medical application and was delivered during the second quarter of 2003. Further, in 2003 the Company performed feasibility runs to validate the PSP's capabilities to produce specific isotopes of certain elements in the rare earth group of elements for UT-Battelle, LLC (Battelle), a partnership between the University of Tennessee and Battelle, which manages the Oak Ridge National Laboratory for the U.S. Department of Energy.

The Company has an ongoing research and development program designed to utilize palladium-103 for other oncological and non-oncological uses, and to explore options for using the Company's expertise and capabilities in other areas. Following the approval of the Investigational Device Exemption granted by the U.S. Food and Drug Administration (FDA) in August 2002, Theragenics™ initiated the TheraP trial using a palladium-103 device, called the TheraSource® Intravascular Brachytherapy System, designed to prevent restenosis or renarrowing of arteries following treatment of peripheral vascular disease by percutaneous transluminal angioplasty.

Additionally, an animal pilot study using palladium-103 in a prototype device designed for the treatment of age-related macular degeneration (AMD), a disease that leads to loss of eyesight and in some cases complete blindness, was completed early in 2002. Progress has been made in the development of a marketable device for the treatment of AMD. A patent is pending for the TheraSight™ device and the Company is analyzing various differing trial designs, while mindful of the emerging potential competition in this market.

The Company competes in markets characterized by rapid technological innovation, significant research efforts and continual scientific discoveries. These markets are also subject to significant regulatory oversight at the federal, state and local levels. The regulatory bodies include, among others, the FDA, the Nuclear Regulatory Commission, the DOE, various states' agencies such as the Departments of Natural and Human Resources, and the Occupational Safety and Health Administration, as well as the European counterparts of these U.S. governmental units. The Company is therefore directly affected by changes in technology and products, as they may apply to cancer treatment, governmental regulations related to its industry and the well being of the healthcare industry.

## NOTE B • Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

### 1. Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP), Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities, at the date of the balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 2. Revenue Recognition

Revenue from product sales is recognized upon shipment. Licensing fees are recognized in the period to which they relate.

### 3. Cash and Short-Term Investments

For purposes of reporting cash flows, cash and short-term investments include cash on hand, cash in banks, variable rate demand notes, treasury investments and U.S. obligations and commercial paper with maturities equal to or less than 90 days from purchase.

### 4. Marketable Securities

Marketable securities consist primarily of high-credit quality municipal obligations in accordance with the Company's investment policies. Marketable securities are classified as available-for-sale and are reported at fair value, based upon quoted market prices at the balance sheet date. The estimated fair value of marketable securities by contractual maturity at December 31, 2003, is as follows (amounts in thousands):

| | |
|---|---|
| Due in one year or less | $ 7,655 |
| Due after one year through five years | $13,672 |

### 5. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of raw materials, shipping materials, components and work in process.

### 6. Property, Equipment, and Amortization

Property and equipment are recorded at historical cost. Depreciation and amortization is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives on a straight-line basis. Depreciation and amortization expense related to property and equipment charged to operations was approximately $6,545,000, $6,265,000 and $5,748,000 for 2003, 2002 and 2001, respectively. Estimated service lives are 30 years for buildings and improvements, and 3 to 15 years for machinery, equipment and furniture.

A significant portion of the Company's depreciable assets is utilized in the production of its product. Management periodically evaluates the realizability of its depreciable assets in light of its current industry environment. Management believes that no impairment of depreciable assets exists at December 31, 2003. It is possible, however, that Management's estimates concerning the realizability of the Company's depreciable assets could change in the near term due to changes in the technological and regulatory environment.

### 7. Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates applied to taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for deferred tax assets when it is more likely than not that the asset will not be realized.

**8. Research and Development Costs**

Research and development (R&D) costs are expensed when incurred.

**9. Advertising**

The Company expenses the cost of advertising as incurred. Advertising expense was approximately $2,291,000 and $2,956,000 for the years ended December 31, 2003 and 2002, respectively. Advertising expense for the period ending December 31, 2001 was not significant.

**10. Earnings Per Share and Common Stock**

Basic net earnings per common share is based upon the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is based upon the weighted average number of common shares outstanding plus dilutive potential common shares, including options and warrants outstanding during the period.

**11. Stock Based Compensation**

Stock options issued to employees are accounted for under the intrinsic value method in which compensation expense is recognized for the amount, if any, that the fair value of the underlying common stock exceeds the exercise price at the date of grant. Stock options and other equity instruments issued in exchange for goods or services with non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more readily measurable.

**12. Fair Value of Financial Instruments**

The Company's financial instruments include cash, cash equivalents and marketable securities. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period to maturity of the instruments. Marketable securities are classified as available-for-sale and are reported at fair value, with unrealized gains or losses excluded from earnings and included in other comprehensive income, net of applicable taxes.

Available-for-sale securities consist of:

| | 2003 | | |
|---|---|---|---|
| (in thousands) | Amortized Cost | Gross Unrealized Gain | Estimated Fair Value |
| State and municipal securities | $ 6,240 | $ 51 | $ 6,291 |
| U.S. government and agency securities | 6,464 | (11) | 6,453 |
| Corporate and other securities | 8,614 | (31) | 8,583 |
| Total | $ 21,318 | $ 9 | $ 21,327 |

**13. Reclassifications**

Certain amounts included in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

## NOTE C • Construction in Progress and Purchase Commitments

The U.S. Department of Energy (DOE) has granted Theragenics™ access to unique DOE technology (plasma separation process or "PSP") for use in production of isotopes, including palladium-103. The Company has constructed a facility in Oak Ridge, Tennessee to house the equipment, infrastructure and work force necessary to support the production of isotopes, including palladium-103, using this DOE technology. The building and the PSP became operational during the latter half of 2002. Additional equipment in the amount of $1.7 million has not yet been placed in service and is recorded as construction-in-progress on the accompanying balance sheet as of December 31, 2003.

The Company diversified its product line in 2003 with the purchase of the U.S. iodine-125 prostate brachytherapy business of BEBIG Isotopen-und Medizintechnik GmbH (BEBIG) formerly distributed by Isotope Products Laboratories (both subsidiaries of a publicly traded German Company, Eckert & Ziegler AG). The purchase gives Theragenics™ exclusive U.S. manufacturing and distribution rights to an iodine-125-based medical device for the treatment of prostate cancer. Theragenics™ also acquired BEBIG's assets related to this operation. Non-exclusive rights to distribute the TheraSeed® device in Europe were granted to BEBIG as part of the transaction. Progress payments were made to BEBIG based upon completion of pre-defined milestones. A total of approximately $5.3 million in progress payments and professional fees had been paid through December 31, 2003. The payments made through December 31, 2003 were allocated between the market value of the assets in the amount of $3.7 million and $1.6 million to goodwill. The equipment became operational in 2004.

In December 2003 the Company entered into an asset purchase agreement with a contractor for the design and manufacture of certain equipment. The capital asset purchase agreement in the amount of $1.2 million should be completed in late 2004. At year-end 2003, progress payments in the amount of approximately $400,000 had been paid in relation to the purchase agreement.

## NOTE D • Marketing and Sales Agreements and Major Customers

The Company sells its TheraSeed® device directly to health care providers and to third-party distributors. Theragenics™ also distributes I-Seed, an iodine-125-based medical device, directly to healthcare providers. During the first quarter of 2003, the distribution agreement with one distributor was discontinued upon notification of the acquisition of the distributor by another TheraSeed® distributor. In addition, during the second quarter of 2003, Theragenics™ was notified that this same distributor acquired another TheraSeed® distributor. Currently, the Company has non-exclusive distribution agreements in place with two companies for the distribution of the TheraSeed® device, C. R. Bard and Medi-Physics, Inc. (formerly d/b/a/ Nycomed Amersham and now part of Oncura, a company formed by a merger of the brachytherapy businesses of Amersham plc and Galil Medical Ltd.). The five-year non-exclusive distribution agreements for the distribution of the TheraSeed® device give each distributor the right to distribute the TheraSeed® device in the U.S., Canada and Puerto Rico for the treatment of prostate cancer and other solid localized cancerous tumors. These non-exclusive agreements give the distributors the option to distribute the TheraSeed® device internationally.

Sales to the two existing and the two previous non-exclusive distributors represented approximately 81% and 83% of product revenue for the years ended December 31, 2003 and 2002, respectively, with sales to two of the four non-exclusive distributors each exceeding 10% of total revenue for each year. Sales to the four non-exclusive distributors represented approximately 66% of product revenue for the year ended December 31, 2001 with sales to three of the four non-exclusive distributors each exceeding 10% of total revenue for each year. Accounts receivable from the non-exclusive distributors represented approximately 74% of accounts receivable at December 31, 2003, with two of the four non-exclusive distributors exceeding 10% of total accounts receivable. Accounts receivable from the two existing non-exclusive distributors represented approximately 78% of accounts receivable at December 31, 2002, with each of the two non-exclusive distributors exceeding 10% of total accounts receivable.

## NOTE E • Income Taxes

The income tax provision consisted of the following (in thousands):

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Current | | | |
| Federal | **$ (804)** | $ 2,442 | $ 7,305 |
| State | **(62)** | 235 | 574 |
| | **(866)** | 2,677 | 7,879 |
| Deferred | | | |
| Federal | **500** | 126 | 583 |
| State | **47** | 342 | 52 |
| | **547** | 468 | 635 |
| | **$ (319)** | $ 3,145 | $ 8,514 |

The Company's temporary differences result in a deferred income tax liability at December 31, 2003 and 2002, summarized as follows (in thousands):

| December 31, | 2003 | 2002 |
|---|---|---|
| **Deferred tax assets:** | | |
| Non-deductible accruals and allowances | $ 74 | $ 327 |
| Inventories | 115 | |
| Stock compensation | 314 | 303 |
| Asset retirement obligation | 191 | |
| Other | 29 | |
| Gross deferred tax assets | 723 | 630 |
| **Deferred tax liabilities:** | | |
| Property and equipment | (7,324) | (6,853) |
| Other | (40) | |
| Gross deferred tax liabilities | (7,364) | (6,853) |
| Net deferred tax liability | $ (6,641) | $ (6,223) |

The net deferred tax liability is classified in the accompanying balance sheets as follows (in thousands):

| December 31, | 2003 | 2002 |
|---|---|---|
| Current deferred tax asset | $ 189 | $ 630 |
| Long-term deferred tax liability | (6,830) | (6,853) |
| Net deferred tax liability | $ (6,641) | $ (6,223) |

A reconciliation of the statutory federal income tax rate and the effective tax rate follows:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Tax at applicable federal rates | (35.0)% | 35.0% | 35.0% |
| State tax, net of federal income tax | (2.0) | 2.0 | 2.1 |
| Investment credits | | | (0.8) |
| Tax exempt interest | (52.0) | (1.5) | (0.5) |
| Other | 11.0 | 0.6 | 0.2 |
| | (78.0)% | 36.1% | 36.0% |

## NOTE F • Credit Agreement

The Company executed a Credit Agreement with a financial institution on October 29, 2003. The Credit Agreement, which expires October 29, 2006 (subject to earlier termination by the lender upon the occurrence of certain events of default), provides for revolving borrowings of up to $40.0 million at any time outstanding, including a $5.0 million sub-limit for letters of credit. Interest on outstanding borrowings is payable at the rate of interest periodically designated by the financial institution as its base rate, or, at the option of the Company, interest may accrue at a LIBOR based rate, plus an applicable margin which is subject to quarterly adjustment. Interest on base rate loans is payable monthly, while interest on LIBOR loans is payable on the last day of the applicable one, two or three month interest period.

The Credit Agreement is unsecured, but provides for a "springing lien" to be established on certain assets of the Company (subject to certain exceptions) in the event certain events of default occur under the Credit Agreement. The Credit Agreement contains representations and warranties, as well as affirmative, reporting and negative covenants, customary for financings of this type. Among other things, certain provisions of the Credit Agreement limit the incurrence of additional debt and require the maintenance of certain financial ratios. The Company was in compliance with these debt covenants at December 31, 2003.

The Company has letters of credit outstanding under the Credit Agreement for approximately $933,000. A significant portion of these letters of credit relates to potential future decommissioning activities. The letters of credit are subject to terms identical to those of borrowings under the Credit Agreement.

## NOTE G • Commitments and Contingencies

### Licensing Agreement

The Company holds a worldwide exclusive license from the University of Missouri for the use of technology, patented by the University, used in the Company's TheraSphere® product. The licensing agreement provides for the payment of royalties based on the level of sales and on lump sum payments received pursuant to a licensing agreement with Nordion International, Inc. (see below).

The Company has granted certain of its geographical rights under the licensing agreement with the University of Missouri to Nordion International, Inc., a Canadian company that is a producer, marketer and supplier of radioisotope products and related equipment. Under the Nordion agreement, the Company is entitled to licensing fees for each geographic area in which Nordion receives new drug approval. The Company will also be entitled to a percentage of revenues earned by Nordion as royalties under the agreement. Royalties from this agreement are recorded as "Licensing fees" in the accompanying statements of operations.

**Lease Commitments**

The Company leases land, space and office equipment under noncancelable leases that expire at various dates through April 2029. Approximate minimum lease payments under the leases are as follows: 2004, $170,000; 2005, $168,000; 2006, $145,000; 2007, $137,000; 2008, $137,000 and $2,776,000 thereafter.

Rent expense was approximately $289,000, $345,000 and $385,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

**Contingencies**

In January 1999, the Company and certain of its officers and directors were named as defendants in certain securities actions alleging violations of the federal securities laws, including Sections 10(b), 20(a) and Rule 10b-5 of the Securities and Exchange Act of 1934, as amended. These actions have been consolidated into a single action pending in the U.S. District Court for the Northern District of Georgia. The complaint, as amended, purports to represent a class of investors who purchased or sold securities during the time period from January 29, 1998 to January 11, 1999. The amended complaint generally alleges that the defendants made certain misrepresentations and omissions in connection with the performance of the Company during the class period and seeks unspecified damages. On May 14, 1999, a stockholder of the Company filed a derivative complaint in the Delaware Court of Chancery purportedly on behalf of the Company, alleging that certain directors breached their fiduciary duties by engaging in the conduct that is alleged in the consolidated federal class action complaint. The derivative action has been stayed by the agreement of the parties. On July 19, 2000, the Court granted the Company's motion to dismiss the consolidated federal class action complaint for failure to state a claim against the Company, and granted the plaintiffs leave to amend their complaint. On August 21, 2000, the plaintiffs filed a second amended complaint and on March 30, 2001, the Court denied the defendant's motion to dismiss the plaintiffs' second amended complaint. The Court also denied the Company's motion for reconsideration. Subsequently, the Court certified the class and the parties commenced discovery. Discovery in the case is now complete. The Company filed a motion for summary judgment on September 30, 2003 in which it asks the Court to find that there is no genuine issue as to any material fact in the case, and therefore, the case must be dismissed. The plaintiffs have filed a brief in opposition, and the motion is currently pending before the Court.

Management continues to believe that these charges are without merit and is opposing the litigation vigorously; however, given the nature and stage of the proceedings, the ultimate outcome of the litigation cannot be determined at this time. Accordingly, no provision for any liability that might result from this litigation has been made. The Company maintains insurance for claims of this general nature.

From time to time the Company may be a party to claims that arise in the ordinary course of business, none of which, in the view of Management, is expected to have a material adverse effect on the consolidated financial position or results of operations of the Company.

## Note H • Common Stock and Stock Option Plans

**Stock Options**

The Company's Board of Directors has approved four stock option plans, which in aggregate cover up to five million shares of common stock. The plans provide for the expiration of options ten years from the date of grant and require the exercise price of the options granted to be at least equal to 100% of market value on the date granted. Stock options become exercisable over a two- to five-year vesting period.

Stock option transactions for each of the three years in the period ended December 31, 2003, are summarized below (shares in thousands):

| | 2003 | | 2002 | | 2001 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding, beginning of year | **2,778** | **$ 9.53** | 2,324 | $ 10.21 | 2,311 | $ 10.00 |
| Granted | **30** | **4.34** | 514 | 5.83 | 112 | 7.96 |
| Exercised | **(155)** | **2.80** | (60) | 4.10 | (99) | 2.98 |
| Forfeited | **(118)** | **16.73** | | | | |
| Outstanding, end of year | **2,535** | **$ 9.54** | 2,778 | $ 9.53 | 2,324 | $ 10.21 |

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| $1.63–$5.40 | 611 | 6.1 | $ 4.05 | 310 | $ 3.36 |
| $6.88–$11.75 | 1,407 | 4.9 | 8.45 | 1,208 | 8.47 |
| $16.56–$26.63 | 517 | 4.3 | 18.98 | 517 | 18.98 |
| | 2,535 | 5.0 | $ 9.54 | 2,035 | $ 10.37 |

The Company follows the practice of recording amounts received upon the exercise of certain options by crediting common stock and additional paid-in capital. No charges are reflected in the statements of operations as a result of the grant or exercise of options to or by employees. The Company realizes an income tax benefit from the exercise of certain stock options and the exercise and early disposition of the shares acquired via certain other stock options. This benefit results in a reduction to income taxes payable and an increase to additional paid-in capital.

The Company uses the intrinsic value method in accounting for stock options issued to employees. In applying this method, no compensation cost has been recognized. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net earnings and earnings per share would have resulted in the pro forma amounts indicated below (in thousands, except per share data):

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Net earnings/(loss) | | | |
| As reported | **$ (312)** | $ 5,556 | $15,134 |
| Pro forma | **(1,190)** | 4,455 | 13,749 |
| Basic net earnings/(loss) per common share | | | |
| As reported | **$ (0.01)** | $ 0.19 | $ 0.51 |
| Pro forma | **(0.04)** | 0.15 | 0.47 |
| Diluted net earnings/(loss) per common share | | | |
| As reported | **$ (0.01)** | $ 0.19 | $ 0.50 |
| Pro forma | **(0.04)** | 0.15 | 0.46 |

The weighted average fair value of the options granted during 2003, 2002, and 2001 was $2.79, $3.55 and $5.84, respectively. The fair values were estimated using the Black-Scholes options-pricing model with the following weighted average assumptions:

| | 2003 | 2002 | 2001 |
|---|---|---|---|
| Expected dividend yield | **0.0%** | 0.0% | 0.0% |
| Expected stock price volatility | **72.7%** | 71.0% | 79.8% |
| Risk-free interest rate | **3.4%** | 3.0% | 5.3% |
| Expected life of option (years) | **5.5** | 5.0 | 6.3 |

### Stock Options Issued to Non-Employees

During 1998, the Company issued 100,000 stock options to an individual for medical and cancer consulting services. The Company is recording consulting expenses based on the estimated fair value of the options at the grant date over the consulting term of five years. Consulting expenses related to this agreement were approximately $42,000, $67,000 and $123,000 during 2003, 2002 and 2001, respectively.

### Restricted Stock

The Company has awarded shares of restricted stock to Directors. The shares have restriction periods tied primarily to service. The awards are recorded at market value on the date of the grant as unearned compensation. The initial values of the grants are amortized over the restriction period, net of forfeitures. The number of restricted stock shares and annual expense information is as follows:

| | 2003 |
|---|---|
| Number of shares awarded | **7,000** |
| Average market price | **$ 4.30** |
| Shares outstanding | **7,000** |
| Annual expense, net | **$ 30,740** |

There were no restricted stock awards in 2002 or 2001.

## NOTE I • Earnings Per Share

Earnings per common share was computed as follows (in thousands, except per share data):

| Year ended December 31, | 2003 | 2002 | 2001 |
|---|---|---|---|
| Numerator for basic and diluted earnings per share – income available common shareholders | **$ (312)** | $ 5,556 | $15,134 |
| Denominator for basic earnings per share – Adjusted weighted average shares | **29,902** | 29,746 | 29,627 |
| Effect of dilutive stock options and warrants | **77** | 248 | 402 |
| Denominator for diluted earnings per share – adjusted weighted average shares | **29,979** | 29,994 | 30,029 |
| Basic earnings per share | **$ (0.01)** | $ 0.19 | $ 0.51 |
| Diluted earnings per share | **$ (0.01)** | $ 0.19 | $ 0.50 |

## NOTE J • Employee Benefit Plan

### 401(k) Savings Plan

The Company has a 401(k) savings plan providing retirement benefits to all employees at least 21 years of age. The Company makes matching contributions of 20%-60% of each participant's contribution, up to 6% of salary. The percentage of matching contributions is based on net earnings and is made in the form of Company common stock. Matching contributions are charged to operating expenses and totaled approximately $49,000, $90,000 and $47,000 in 2003, 2002 and 2001, respectively.

### Employee Stock Purchase Plan

The Theragenics Corporation® Employee Stock Purchase Plan (the ESPP) allows eligible employees the right to purchase common stock on a quarterly basis at the lower of 85% of the market price at the beginning or end of each quarterly offering period. As of December 31, 2003 and 2002, there were 131,000 and 152,000 shares of common stock reserved and unissued for the ESPP, respectively, and 69,000 and 48,000 shares had been issued under the plan, respectively.

### NOTE K • Related Party Transactions

An Officer and Director of the Company is a director of a vendor that provides radiation measurement services to Theragenics™. Theragenics™ paid this vendor approximately $37,000, $29,000 and $24,000 during 2003, 2002 and 2001, respectively, for these services. The same Officer and Director of the Company was a director of the American Cardiovascular Research Institute (ACRI) for a portion of 2003. ACRI performed animal studies related to the Company's research initiatives. Theragenics™ paid ACRI approximately $60,000, $117,000 and $320,000 during 2003, 2002, and 2001, respectively, for these animal studies. The same Officer and Director is related to the principle of an outside consultant, Medical Equities that provides real estate advisory services. Theragenics™ paid this consultant approximately $5,000 in 2003 for these services.

### NOTE L • Quarterly Financial Data (Unaudited)

The following summarizes certain quarterly results of operations (in thousands, except per share data):

| | Quarter ended | | | |
|---|---|---|---|---|
| **Year ended December 31, 2003** | March 31 | June 30 | September 30 | December 31 |
| Net revenue | **$ 11,102** | **$ 8,949** | **$ 8,519** | **$ 7,010** |
| Gross profit | **6,565** | **4,990** | **4,905** | **3,492** |
| Earnings/(loss) before cumulative effect of change in accounting principle | **1,219** | **266** | **(388)** | **(1,187)** |
| Cumulative effect of change in accounting principle | **(222)** | | | |
| Net earnings/(loss) | **997** | **266** | **(388)** | **(1,187)** |
| Net earnings/(loss) per common share | | | | |
| Basic: | | | | |
| Earnings/(loss) before cumulative effect of change in accounting principle | **$ 0.04** | **$ 0.01** | **$ (0.01)** | **$ (0.04)** |
| Cumulative effect of change in accounting principle | **(0.01)** | | | |
| Net earnings/(loss) per common share (basic) | **$ 0.03** | **$ 0.01** | **$ (0.01)** | **$ (0.04)** |
| Diluted: | | | | |
| Earnings/(loss) before cumulative effect of change in accounting principle | **$ 0.04** | **$ 0.01** | **$ (0.01)** | **$ (0.04)** |
| Cumulative effect of change in accounting principle | **(0.01)** | | | |
| Net earnings/(loss) per common share (diluted) | **$ 0.03** | **$ 0.01** | **$ (0.01)** | **$ (0.04)** |
| **Year ended December 31, 2002:** | | | | |
| Net revenue | $ 11,633 | $ 11,062 | $ 9,828 | $ 9,341 |
| Gross profit | 7,978 | 7,382 | 6,567 | 5,260 |
| Net earnings | 2,627 | 1,823 | 884 | 222 |
| Net earnings per common share: | | | | |
| Basic | $ 0.09 | $ 0.06 | $ 0.03 | $ 0.01 |
| Diluted | $ 0.09 | $ 0.06 | $ 0.03 | $ 0.01 |

## NOTE M – Asset Retirement Obligations

In September 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, ("SFAS 143"), which is effective for the Company's 2003 fiscal year. Under SFAS 143, a future retirement obligation relating to future decommissioning costs of the Company's equipment and buildings is recorded at present value by discounting the Company's estimated future asset retirement obligation using the Company's estimated credit-adjusted borrowing rate. The offset to the liability is capitalized as part of the carrying amount of the related long-lived asset. The asset retirement obligation (ARO) has been recorded in the accompanying balance sheet and will be adjusted to fair value over the estimated useful lives of the assets as an accretion expense.

At January 1, 2003, the Company adopted SFAS 143 and recognized an initial ARO of approximately $478,000 and net capitalized costs of $126,000. The impact of adopting the Statement was recognized as a cumulative effect of change in accounting principle in the amount of $353,000 ($222,000 after taxes). The Company has recognized an increase in the ARO of approximately $36,000 for the year ended December 31, 2003 representing the accretion expense. Approximately $30,000 in amortization expense was recognized related to the capitalized cost through the period ending December 31, 2003.

## NOTE N – Recently Issued Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Under SFAS 142, companies are no longer required to amortize goodwill and other intangible assets with indefinite lives but will be required to test these assets periodically for impairment. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS 142 effective January 1, 2002.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which was effective for the Company's 2003 fiscal year (see "Note M" above).

The FASB issued Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), in August 2001. SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and APB Opinion No. 30, *Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001 and, in general, are to be applied prospectively. The Company adopted SFAS 144 effective January 1, 2002 and such adoption had no material impact on the financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"), which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in EITF Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that the liability should initially be measured and recorded at fair value. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002. The adoption of this pronouncement did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others.* FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. The Company adopted the disclosure provisions of FIN 45 during the fourth quarter of fiscal 2002 and such adoption had no material impact on its financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure* ("SFAS 148"). SFAS 148 amends Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), to provide alternative methods for voluntary transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net earnings (loss) and earnings (loss) per share in annual and interim financial statements. The provisions of SFAS 148 are effective in fiscal years beginning after December 15, 2002. The Company has adopted the disclosure option of this pronouncement and will continue to account for stock options under the intrinsic method.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company expects that the provisions of FIN 46 will not have a material impact on its financial statements upon adoption, since the Company currently has no variable interest entities.

## Shareholder Information

### INVESTOR COMMUNITY INFORMATION

Shareholders, registered representatives, professional investment managers and financial analysts wanting additional information about Theragenics Corporation® are invited to contact:

**James A. MacLennan**
CFO and Treasurer
Theragenics Corporation®
5203 Bristol Industrial Way
Buford, Georgia 30518
800.998.8479 or 770.271.0233

### ACCESS TO SEC FILINGS

The Company's web site address is www.theragenics.com. The Company's Annual Report on Form 10-K, quarterly reports on Forms 10-Q, current reports on Forms 8-K and all amendments to those reports are available free of charge through its web site by clicking on the "Investor Relations" page and selecting "SEC Filings." These reports will be available as soon as reasonably practicable after such material has been electronically filed with, or furnished to, the SEC. These reports are also available through the SEC's web site at www.sec.gov. The information on these web sites and the information contained therein or connected thereto are not intended to be incorporated by reference into this Annual Report on Form 10-K.

In addition, the Company will provide paper copies of these filings (without exhibits) free of charge to its shareholders upon request.

### INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**Grant Thornton LLP, Atlanta, Georgia**

### GENERAL COUNSEL

**Tracy M. Culver**
Theragenics Corporation®

### ANNUAL MEETING

The Annual Meeting of the Shareholders will be Tuesday, May 11, 2004, at 10:00 a.m., EDT, at the Peninsula New York, 700 Fifth Avenue at 55th Street, New York, NY 10019.

### COMMON STOCK PRICE RANGES

Theragenics Corporation's® common stock is traded on the New York Stock Exchange (NYSE) under the symbol "TGX." The following table sets forth the quarterly high and low sale prices for the periods indicated as reported by the NYSE. The prices shown represent sale prices without retail markups, markdowns or commissions.

### SHARE PRICE OF COMMON STOCK

| | **2003** | | 2002 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | **$ 4.71** | **$ 3.12** | $ 10.44 | $ 8.21 |
| Second Quarter | **$ 4.81** | **$ 3.55** | $ 10.46 | $ 7.15 |
| Third Quarter | **$ 6.02** | **$ 4.05** | $ 8.10 | $ 4.20 |
| Fourth Quarter | **$ 6.20** | **$ 4.31** | $ 5.48 | $ 3.56 |

### TRANSFER AGENT AND REGISTRAR

Shareholders wishing to change the name on their certificates, change their address or report a lost certificate should contact the transfer agent:

**SunTrust Banks, Inc.**
Stock Transfer Department
P.O. Box 4625
Mail Code 008
Atlanta, Georgia 30302
404.588.7817

### COMMON SHAREHOLDERS OF RECORD

As of March 15, 2004, Theragenics™ had 589 holders of record of common stock.

### DIVIDEND POLICY

Theragenics™ has never paid cash dividends on its common stock and has no current plans to begin paying cash dividends.

designed and produced by see see eye / Atlanta

**THERAGENICS CORPORATION®**
5203 Bristol Industrial Way, Buford, Georgia 30518
770.271.0233 www.theragenics.com

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YOU HAVE OUR
UNDIVIDED ATTENTION.

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